PACIFIC NORTH WEST CAPITAL CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Pacific North West Capital Corp. (the “Company”) will be held at the executive offices of the Company, located at 650-555 West 12th Avenue, Vancouver, British Columbia on Tuesday, October 29, 2013, at 10:00 a.m. (Vancouver time) and any adjournments thereof (the “Meeting”), for the following purposes:

1.	To receive the financial statements of the Company for the fiscal year ended April 30, 2013, together with the auditor’s report thereon.

2.	To re-appoint James Stafford, Inc., Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditors for the ensuing year and to authorize the directors to fix their remuneration.

3.	To set the number of Directors at five (5).

4.	To elect Directors for the ensuing year.

5.	To approve, by disinterested shareholders, investments by the Company in other companies, which companies may or may not be affiliated with the Company.

6.	To approve, by special resolution, an amendment to the Company’s share structure to consolidate the Company’s issued common shares on an up to three (3) old common shares for one (1) new common share basis with the specific consolidation ratio and the final decision on whether to proceed with the consolidation to be determined by the directors of the Company, in their sole discretion, after the date of the Meeting.

7.	To approve by ordinary resolution, the Advance Notice Policy as set forth in the Information Circular.

8.	To transact any other business which may properly come before the Meeting.

The details of the business to be transacted at the Meeting are described in further detail in the information circular accompanying this Notice.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a company, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia, this 23rd day of September, 2013.

BY ORDER OF THE BOARD

            “Harry Barr”

Chairman & Chief Executive Officer